SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                      ----------------

                          FORM 15


  Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or
 Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


              Commission File Number 1 - 11439


                        ENOVA CORPORATION
       (Exact name of registrant as specified in its charter)

                          101 Ash Street
                          P.O. Box 129400
                 San Diego, California 92112-9400
                          (619) 696-2000
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                    Common Stock, no par value
        (Title of each class of securities covered by this form)


                               None
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(i)   [X]
     Rule 12g-4(a)(1)(ii)  [  ]    Rule 12h-3(b)(1)(ii)  [  ]
     Rule 12g-4(a)(2)(i)   [  ]    Rule 12h-3(b)(2)(i)   [  ]
     Rule 12g-4(a)(2)(ii)  [  ]    Rule 12h-3(b)(2)(ii)  [  ]
     Rule 15d-6            [  ]

Approximate number of holders of record as of certification or
notice date:   One.



Date:  June 26, 1998         By:      /s/ F.H. Ault
                                 ------------------------------
                                 Name: F.H. Ault
                                 Title: Vice President and Controller